Mail Stop 4720

June 12, 2009

Christopher Lucas
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Church Place
London, E14 5HP, England

> **Re:** **Barclays PLC and Barclays Bank PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Form 6-K Filed February 9, 2009**
> **File No. 1-10257, 1-09246**

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">*   *   *   *</p>

Form 6-K filed February 9, 2009

Capital and Performance Management, page 72

1. We note your presentation of "Risk weighted assets" and "Risk asset ratio."
   Please tell us how you considered Regulation G and Item 10(e) of Regulation S-K
   for these financial metrics, specifically addressing if they are required or
   expressly permitted by IFRS, IASB, or regulatory requirements. Please advise or
   revise your future filings, as necessary, to provide the required disclosures of the
   aforementioned literature.

Form 20-F for the fiscal year ended December 31, 2008

Financial Statements

Notes to the accounts for the year ended 31st December 2008

14 Derivative financial instruments, page 202

2. Concerning your involvement as a seller of credit derivatives, please tell us, and
   disclose the following information in future filings, for each credit derivative, or
   each group of similar credit derivatives:

   - discuss the nature of the credit derivative, including the approximate term
     of the credit derivative, the reason(s) for entering into the credit derivative,
     the events or circumstances that would require you to perform under the
     credit derivative, and the current status of the payment/performance risk of
     the credit derivative;
   - quantify the maximum potential amount of future payments (undiscounted)
     you could be required to make under the credit derivative, even if the
     likelihood of having to make any payments under the credit derivative is
     remote. That maximum potential amount of future payments shall not be
     reduced by the effect of any amounts that may possibly be recovered under
     recourse or collateralization provisions in the credit derivative (which are
     addressed below);
   - quantify the notional and fair value of the credit derivative as of the date of
     the statement of financial position; and
   - disclose the nature of (1) any recourse provisions that would enable the
     seller to recover from third parties any of the amounts paid under the credit
     derivative and (2) any assets held either as collateral or by third parties that,
     upon the occurrence of any specified triggering event or condition under the
     credit derivative, the seller can obtain and liquidate to recover all or a
     portion of the amounts paid under the credit derivative. Please indicate, if

estimable, the approximate extent to which the proceeds from liquidation of those assets would be expected to cover the maximum potential amount of future payments under the credit derivative.

47 Credit Risk

Debt Securities, page 262

3. We note you had £3,014m of debt securities with below investment grade credit quality ratings as December 31, 2008. For these specific debt securities, please tell us the following:

    • the fair value, gross unrealized holding gains, gross unrealized holding losses and net carrying amount;
    • if applicable, for gross unrealized holding losses, break out the gross unrealized amount less than 12 months in an unrealized loss position and 12 months or longer in an unrealized loss position;
    • if you took impairment on any debt securities during the periods presented; and
    • if any debt securities were considered to be impaired at December 31, 2008 in which no impairment was taken.

                           *   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Reviewing Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Branch Chief